Issuer Free Writing Prospectus filed pursuant to Rule 433
Registration No. 333-206020
May 22, 2017

Pricing Term Sheet

Becton, Dickinson and Company
2.133% Notes due 2019 (the “2019 Notes”)
2.404% Notes due 2020 (the “2020 Notes”)
2.894% Notes due 2022 (the “2022 Notes”)
Floating Rate Notes due 2022 (the “2022 Floating Rate Notes”)
3.363% Notes due 2024 (the “2024 Notes”)
3.700% Notes due 2027 (the “2027 Notes”)
4.669% Notes due 2047 (the “2047 Notes”)

(collectively, the “Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)

Aggregate Principal Amount Offered:	$725,000,000 of the 2019 Notes
$1,000,000,000 of the 2020 Notes
$1,800,000,000 of the 2022 Notes
$500,000,000 of the 2022 Floating Rate Notes
$1,750,000,000 of the 2024 Notes
$2,400,000,000 of the 2027 Notes
$1,500,000,000 of the 2047 Notes

Maturity Date:	2019 Notes: June 6, 2019
2020 Notes: June 5, 2020
2022 Notes: June 6, 2022
2022 Floating Rate Notes: June 6, 2022
2024 Notes: June 6, 2024
2027 Notes: June 6, 2027
2047 Notes: June 6, 2047

Coupon (Interest Rate):	2019 Notes: 2.133%
2020 Notes: 2.404%
2022 Notes: 2.894%
2022 Floating Rate Notes: N/A
2024 Notes: 3.363%
2027 Notes: 3.700%
2047 Notes: 4.669%

2022 Floating Rate Notes: The interest rate for the first Interest Period will be the Three Month LIBOR, as determined on June 2, 2017, plus 1.03%.  The interest rate for each Interest Period after the first Interest Period will be the Three Month LIBOR, as determined on the applicable Interest Determination Date, plus 1.03%.

The interest rate for the 2022 Floating Rate Notes will be reset quarterly on each Interest Reset Date. The calculation agent will determine the Three Month LIBOR in accordance with the following provisions: with respect to any Interest Determination Date, the “Three Month LIBOR” will be the rate fixed in the London interbank market for three-month U.S. dollar deposits by ICE Benchmark Administration Limited (“ICE”) (or such other entity assuming the responsibility of ICE in calculating the London Inter-Bank Offered Rate in the event that ICE no longer does so), as such rate appears: (i) on the Reuters Monitor Money Rates Service page LIBOR01 (or a successor page on such service) or (ii) if such rate is not available, on such other information system that provides such information, in each case as of 11:00 a.m., London time, on such Interest Determination Date. If the Three Month LIBOR does not appear on such information systems, the Three Month LIBOR, in respect of such Interest Determination Date, will be determined as follows: the Company will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Company, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time. If at least two quotations are provided, then the Three Month LIBOR on such Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, then the Three Month LIBOR on such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date by three major reference banks in New York City selected by the Company for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time; provided, however, that if we request quotations from banks that are not providing quotations in the manner described by this sentence, the Three Month LIBOR determined as of such Interest Determination Date will be the Three Month LIBOR in effect prior to such Interest Determination Date.

All percentages resulting from any calculation of any interest rate for the 2022 Floating Rate Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 3.876545% (or .03876545) would be rounded to 3.87655% (or .0387655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the 2022 Floating Rate Notes by the calculation agent will (in the absence of manifest error) be final and binding on the holders of such Notes and the Company.

“Interest Determination Date” means, for each Interest Reset Date, the second Business Day preceding such Interest Reset Date.

“Interest Period” means for 2022 Floating Rate Notes the period beginning on, and including, an interest payment date and ending on, but not including, the following interest payment date; provided that the first Interest Period will begin on June 6, 2017, and will end on, but not include, the first interest payment date.

“Interest Reset Date” means for each Interest Period, other than the first Interest Period, the first day of such Interest Period.

“Business Day” means any day other than a Saturday or Sunday, which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close.

The Bank of New York Mellon Trust Company, N.A. will act as calculation agent for the 2022 Floating Rate Notes.

Price to Public (Issue Price):	2019 Notes: 100.000% of principal amount
2020 Notes: 100.000% of principal amount
2022 Notes: 100.000% of principal amount
2022 Floating Rate Notes: 100.000% of principal amount
2024 Notes: 100.000% of principal amount
2027 Notes: 100.000% of principal amount
2047 Notes: 100.000% of principal amount

Underwriting Discount:	2019 Notes: 0.150%
2020 Notes: 0.200%
2022 Notes: 0.350%
2022 Floating Rate Notes: 0.350%
2024 Notes: 0.625%
2027 Notes: 0.650%
2047 Notes: 0.875%

Yield to Maturity:	2019 Notes: 2.133%
2020 Notes: 2.404%
2022 Notes: 2.894%
2022 Floating Rate Notes: N/A
2024 Notes: 3.363%
2027 Notes: 3.700%
2047 Notes: 4.669%

Spread to Benchmark Treasury:	2019 Notes: +85 basis points
2020 Notes: +95 basis points
2022 Notes: +110 basis points
2022 Floating Rate Notes: N/A
2024 Notes: +130 basis points
2027 Notes: +145 basis points
2047 Notes: +175 basis points

Benchmark Treasury:	2019 Notes: 1.250% due April 30, 2019
2020 Notes: 1.500% due May 15, 2020
2022 Notes: 1.875% due April 30, 2022
2022 Floating Rate Notes: N/A
2024 Notes: 2.000% due April 30, 2024
2027 Notes: 2.375% due May 15, 2027
2047 Notes: 3.000% due February 15, 2047

Benchmark Treasury Yield:	2019 Notes: 1.283%
2020 Notes: 1.454%
2022 Notes: 1.794%
2024 Notes: 2.063%
2022 Floating Rate Notes: N/A
2027 Notes: 2.250%
2047 Notes: 2.919%

Interest Payment Dates:	2019 Notes, 2020 Notes, 2022 Notes, 2024 Notes, 2027 Notes and 2047 Notes: June 6 and December 6, commencing December 6, 2017

2022 Floating Rate Notes: March 6, June 6, September 6 and December 6, commencing September 6, 2017

Day Count Convention:	2019 Notes, 2020 Notes, 2022 Notes, 2024 Notes, 2027 Notes and 2047 Notes: 30/360

2022 Floating Rate Notes: Actual/360

Optional Redemption:	2022 Floating Rate Notes: None

Make-whole Call:	2019 Notes: +15 basis points
2020 Notes: +15 basis points
2022 Notes: +20 basis points (prior to May 6, 2022)
2024 Notes: +20 basis points (prior to April 6, 2024)
2027 Notes: +25 basis points (prior to March 6, 2027)
2047 Notes: +30 basis points (prior to December 6, 2046)

Par Call:	2019 Notes: N/A
2020 Notes: N/A
2022 Notes: On or after May 6, 2022
2024 Notes: On or after April 6, 2024
2027 Notes: On or after March 6, 2027
2047 Notes: On or after December 6, 2046

In each case, plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Mandatory Redemption:	2019 Notes: None

2020 Notes, 2022 Notes, 2022 Floating Rate Notes, 2024 Notes, 2027 Notes and 2047 Notes:

If the Bard Acquisition is not consummated on or prior to April 23, 2018, or, if prior to such date, the Bard Merger Agreement is terminated, the 2020 Notes, the 2022 Notes, the 2022 Floating Rate Notes, the 2024 Notes, the 2027 Notes and the 2047 Notes will be redeemed at a special mandatory redemption price equal to 101% of the aggregate principal amount of the applicable series of Notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date.

Change of Control:
If a change of control triggering event occurs in respect of a series of Notes, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption” or has redeemed certain series of the Notes as described under “Special Mandatory Redemption” (if applicable), each holder of such series of Notes will have the right to require the Company to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	May 22, 2017

Settlement Date:	June 6, 2017 (T+10)[1]

CUSIP / ISIN Numbers:	2019 Notes: 075887 BQ1 / US075887BQ17
2020 Notes: 075887 BR9 / US075887BR99
2022 Notes: 075887 BT5 / US075887BT55
2022 Floating Rate Notes: 075887 BU2 / US075887BU29
2024 Notes: 075887 BV0 / US075887BV02
2027 Notes: 075887 BW8 / US075887BW84
2047 Notes: 075887 BX6 / US075887BX67

Denominations:	$1,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc.
BNP Paribas Securities Corp.
Barclays Capital Inc.
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Co-Managers:	Scotia Capital (USA) Inc.
Standard Chartered Bank
U.S Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC
ING Financial Markets LLC
Loop Capital Markets LLC
The Williams Capital Group, L.P.

Type of Offering:	SEC Registered

Listing:	None

Unaudited Pro Forma Financial Information:

The unaudited pro forma condensed combined statements of income included in the prospectus supplement are based on an assumption that an expected $9.675 billion aggregate principal amount of Notes be issued at a weighted-average interest rate of 3.2%. However, as indicated above, the Company has agreed to issue the Notes in the same aggregate principal amount of $9.675 billion but at an actual weighted-average interest rate of 3.3% as of May 22, 2017, subject to further adjustment based on future changes in three-month LIBOR interest rates with respect to the 2022 Floating Rate Notes. Based on these terms, the Company’s pro forma annual interest expense as reflected in the unaudited pro forma condensed combined statements of income included in the prospectus supplement would have increased by approximately $10.0 million for the fiscal year ended September 30, 2016 and $5.0 million for the six months ended March 31, 2017. Similarly, the Company’s pro forma net income as reflected in the unaudited pro forma condensed combined statements of income included in the prospectus supplement would have decreased by approximately $6.0 million for the fiscal year ended September 30, 2016 and $3.0 million for the six months ended March 31, 2017.

1 Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the 10th business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BNP Paribas Securities Corp. at 1-800-854-5674, Barclays Capital Inc. toll-free at 1-888-603-5847, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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